UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 21, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Holds Investor Day

Long-Term Objective to Reach Approximately $1.5 billion in Revenue

MONTREAL, QUEBEC and SARASOTA, FLORIDA – June 21, 2016 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) today announces some key long-term financial objectives during its Investor Day being held at the new Blythewood, South Carolina facility. Based on a combination of anticipated acquisitions, internal growth initiatives and a more comprehensive capital expenditures program to upgrade existing manufacturing capabilities and capacity, the Company’s objective is to reach approximately $1.5 billion in revenue with at least a 15% Adjusted EBITDA margin* in the next five to seven years.

“Today, we are proud to showcase our new state-of-the-art Blythewood facility to the financial community, a project that started almost three years ago and that required investments of approximately $60 million. There have been significant execution hurdles in that this project involved the implementation of new, more efficient and more environmentally friendly technology. Despite on-going challenges in optimizing the efficiency of the new production processes, we still believe that we are on track to realize expected cost savings of approximately $13 million by the beginning of fiscal 2017,” said Greg Yull, President and CEO.

“We are also providing some clear long-term financial objectives and our vision of the future. In order to achieve these objectives, we believe we will need to execute successfully on accretive mergers and acquisitions as well as capital projects intended to expand our capacity, add new products to our portfolio and achieve our goal of being a low cost manufacturer with world class assets. Furthermore, we are actively looking to expand our footprint beyond North America to become a global player who can leverage foreign growth opportunities as well as low cost production in new jurisdictions. We are very excited by the opportunities we see in growing the Company’s top and bottom line, and we believe we have the people and motivation to successfully achieve our long term objectives,” concluded Mr. Yull.

*	Non-GAAP financial measure. For definitions and a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Conference Call

An Investor Day conference call will be held Tuesday, June 21, 2016, at 8:30 A.M. Eastern Time. Participants may dial 877-223-4471 (USA & Canada) and 647-788-4922 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

http://www.itape.com/investor-relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 29317505. The recording will be available from June 21, 2016 at 12:00 P.M. until July 21, 2016 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and one in Europe.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company’s financial objectives, including the Company’s actions to achieve such objectives and the timing for achieving such objectives, the expected amount of costs savings, as well as the expected timing for the realization of such cost savings, from the new Blythewood, South Carolina facility, and the achievement of the long term objectives, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s capital expenditure initiatives and acquisitions; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2015 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Non-GAAP Financial Measures

This press release contains adjusted EBITDA margin, a non-GAAP financial measures as defined under applicable securities legislation. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by excluding certain non-operating expenses, as well as certain non-cash expenses and non-recurring expenses, providing more insight into the performance of ongoing core business operations. In addition, for these reasons, non-GAAP financial measures are used by management and the Company’s lenders in evaluating the Company’s performance.

As required by applicable securities legislation, the Company has provided a definition of this measure. Investors and other readers are encouraged to review the related GAAP financial measures and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin

EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items. The Company defines adjusted EBITDA margin as adjusted EBITDA as a percentage of revenue. The terms “EBITDA”, “adjusted EBITDA” and “adjusted EBITDA margin” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA, adjusted EBITDA and adjusted EBITDA margin are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000

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